SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
              (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2 (b)
                               (Amendment No. 1)*



                              Legato Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    524651106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  Rule 13d-1(b)

                  Rule 13d-(c)

                  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)









----------------------------------                ------------------------------
      CUSIP NO. 524651106              13G
----------------------------------                ------------------------------

---- ---------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              LOUIS C. COLE
---- ---------------------------------------------------------------------------
----

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)      (b)
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------

3    SEC USE ONLY
---- ---------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
---- ---------------------------------------------------------------------------
---- ----------------------- -------- ------------------------------------------
     NUMBER OF               5        SOLE VOTING POWER
      SHARES
     BENEFICIALLY                     346,366 shares issuable upon exercise of
       OWNED BY                        options.
      REPORTING              -------- ------------------------------------------
       PERSON                -------- ------------------------------------------
        WITH
                             6        SHARED VOTING POWER

                                      1,506,742 shares, all of which are
                                      directly  owned  by  The  Louis  &
                                      Jolene 1988 Revocable Trust, Dated
                                      November   7,  1988   (the   "Cole
                                      Trust").  Mr. Cole is a trustee of
                                      the Cole  Trust  and may be deemed
                                      to have shared power to vote these
                                      shares.
                             -------- ------------------------------------------
                             -------- ------------------------------------------

                             7        SOLE DISPOSITIVE POWER

                                      346,366   shares   issuable   upon
                                      exercise of options.
                             -------- ------------------------------------------
                             -------- ------------------------------------------

                             8        SHARED DISPOSITIVE POWER

                                      1,506,742 shares, all of which are
                                      directly  owned  by  The  Louis  &
                                      Jolene 1988 Revocable Trust, Dated
                                      November   7,  1988   (the   "Cole
                                      Trust").  Mr. Cole is a trustee of
                                      the Cole  Trust  and may be deemed
                                      to have shared power to dispose of
                                      these shares.
---------------------------- -------- ------------------------------------------
---- ---------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     REPORTING PERSON                                         1,853,108 shares
---- ---------------------------------------------------------------------------
---- ---------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES                                   N/A
----
---- ---------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           4.92%
---- ---------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON                                  IN
---- ---------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

                  Legato Systems, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3210 Porter Drive
                  Palo Alto, CA  94304

ITEM 2(a).        NAME OF PERSONS FILING.

                  This Statement is filed by Louis C. Cole.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The address for the Reporting Person is:

                  Legato Systems, Inc.
                  3210 Porter Drive
                  Palo Alto, CA  94304

ITEM 2(c).        CITIZENSHIP:

                  Louis C. Cole is a citizen of the United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  524651106

ITEM 3.           Not Applicable.

                  This statement amends the Statement on 13(G) (the "Original Statement") filed by Louis C. Cole (the "Reporting Person"). Only those items as to which there has been a change are included in this Amendment.


ITEM 4.           OWNERSHIP:


                  The following information with respect to the ownership of Common Stock of the Issuer by the person filing this Statement is provided as of December 31, 1998:

                    (a)      Amount beneficially owned:

                             See Row 9 of cover  page  for the  Reporting
                             Person.

                    (b)      Percent of Class:

                             See Row 11 of cover  page for the  Reporting
                             Person.

                    (c)      Number of shares as to which such person has:

                             (i)   Sole power to vote or to direct the vote:

                                   See Row 5 of cover page for the Reporting
                                   Person.
                             (ii)  Shared power to vote or to direct the vote:

                                   See Row 6 of cover page for the Reporting
                                   Person.
                             (iii) Sole power to dispose or to direct the
                                   disposition of:

                                   See Row 7 of cover page for the Reporting
                                   Person.
                             (iv) Shared power to dispose or to direct the disposition of:

                                   See Row 8 of cover page for the Reporting
                                   Person.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                  securities, check the following:    Yes







                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999





                                            LOUIS C. COLE



                                            /s/Louis C. Cole
                                            ------------------------------------
                                            Louis C. Cole